FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* FLUKE JOHN M., JR.	2. Issuer Name and Ticker or Trading Symbol PACCAR Inc (PCAR)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 11400 SE 6th STREET	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year January 2, 2003
(Street) BELLEVUE, WA 98004		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
COMMON STOCK	03/06/02		J(1)		14.5(2)	A	$74.87
COMMON STOCK	06/17/02		J(1)		13.7(2)	A	$40.48
COMMON STOCK	09/06/02		J(1)		11.2(2)	A	$33.45
COMMON STOCK	12/06/02		J(1)		33.2(2)	A	$47.35
COMMON STOCK	01/02/03		A(3)		209	A	$47.99	6,578.1(2)(4)	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) Reinvested dividend.
(2) Fractional shares rounded to nearest 1/10th.
(3) Restricted Stock awarded under Restricted Stock and Deferred Compensation Plan for Non-Employee Directors.
(4) On April 30, 2002 PACCAR declared a stock dividend, payable to all holders of record of common stock on May 10, 2002, of one share of common stock for every two shares of common stock. As a result, the reporting person received 2,103 shares of PACCAR common stock on May 28, 2002.

By: /s/ John M. Fluke, Jr. by Janice M. D'Amato POA **Signature of Reporting Person	January 6, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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POWER OF ATTORNEY

 I, John M. Fluke, Jr., hereby appoint and constitute G. Glen Morie and Janice M. D'Amato, acting individually, my true and lawful attorney-in-fact with full power to sign for me and in my name a Statement of Changes of Beneficial Ownership of Securities issued by PACCAR Inc on Form 4 and Form 5 to be filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, together with any and all amendments thereto.  This power of attorney shall remain in effect until Nov 27, 2014, unless earlier terminated by the undersigned in writing.

 IN WITNESS WHEREOF, the undersigned has executed this power of attorney this 15th day of August, 2002.

/s/ John M. Fluke, Jr.

John M. Fluke, Jr.